Via Facsimile and U.S. Mail
Mail Stop 6010

April 3, 2009

Patrick. B. Kelleher
Senior Vice President and Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, VA 23230

Re: Genworth Financial, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      File Number: 001-32195

Dear Mr. Kelleher:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations
Life Insurance, page 91

1. It appears from your disclosure on page 217, that you have a signed, binding letter of intent effective January 1, 2009 to coinsure approximately 60% of your new term life insurance. Please disclose the anticipated effects on liquidity and operations. In addition, please file a copy of the agreement as an exhibit to the first quarterly report that you file after you enter into the agreement. Alternatively, please provide us with

a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Critical Accounting Estimates
Other-than-temporary impairments on available-for-sale securities, page 97

2. You disclose "We believe that our intent and ability to hold an investment, along with the ability of the investment to generate cash flows that have not changed adversely, are the primary factors in assessing whether an investment in an unrealized loss position is other-than-temporarily impaired." Since the ability of the investment to generate cash flows is a primary factor in assessing other-than-temporary impairment please disclose your process for determining whether the ability of an investment to generate cash flows has changed adversely or not. Clarify in your disclosure what you mean by adversely and whether it includes any potential reduction in the ability to generate cash flows.

Insurance liabilities and reserves, page 102

3. Based on your disclosure in Note 12 it appears that the sensitivity analyses around the key assumptions that impact your U.S. and international mortgage insurance reserves for losses depicts a hypothetical change and not an analysis based on reasonably likely changes. Please revise your disclosure to show the impact of changes on key assumptions that are reasonably likely or if the analysis shown is based on reasonably likely changes in your key assumptions, state this fact and explain to us. In addition, please disclose how the reasonably likely changes in the assumptions were determined.

Investments and Derivative Instruments
Investment results, page 151

4. In 2008, impairments totaling $461 million were related to a change in intent to hold securities to recovery. Also, refer to your disclosure in Note 5 that "We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, our intent on an individual security may change, based upon market or other unforeseen developments. In such instances, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements." Please revise your disclosure to describe the facts and circumstances that resulted in your change in intent to hold these securities to recovery. Clarify why these factors did not change your intent and ability to hold other securities with unrealized losses.

5. For securities that you sold during the year at a loss, disclose:

    a. The facts and circumstances giving rise to the loss and the sale,

    b. The period of time that the security had been continuously in an unrealized loss position; and,

    c. Why that sale doesn't contradict your assertion regarding your intent and ability to hold securities with unrealized losses until they mature or recover in value.

Investment portfolio, page 153

6. In the table on page 154 and on page 237 in the notes to the consolidated financial statements, please revise your fair value measurement tables to show the transfers in and out of Level 3 on a gross basis.

Fixed maturity and equity securities, page 155

7. Please separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented. For the unrealized losses that are attributable to movements in credit spreads, please disclose why you believe, given the drop in credit quality, the unrealized loss should not be recognized. In addition, please discuss whether continuing unfavorable loss development on your U.S. Mortgage Insurance segment would have an impact on your intent and ability to hold a temporarily depressed security until recovery and how you factored this into your investment impairment analysis.

8. Please expand your disclosure on page 160 and in Note 5(d) to provide a discussion as to why you do not consider fixed maturity securities in an unrealized loss position for 12 months or more that are 20 – 50% of cost to be other-than-temporarily impaired as of December 31, 2008. Please refer to paragraph 17(b) of FSP FAS115-1 and FAS 124-1 for disclosure.

Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 175

9. Based on your disclosure in Note 14 it appears that some of your borrowings and financings have variable interest rates and are subject to interest rate risk. Please provide the quantitative disclosures using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K or disclose, if true, that interest rate risk on variable rate debt is not material.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
e) Fair Value Measurements, page 186

10. Please revise to disclose the amount any adjustments to the fair value of liabilities due to your own non-performance risk.

Note 12. Liability for Policy and Contract Claims, page 221

11. It appears that the incurred claims related to insured events of prior years are changes in estimates. If so, please revise your disclosure to identify and describe the key assumptions that materially affect the estimate of claims payable for each book of business that you revised your prior year estimates and specify the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that lead to the change in estimates. For your U.S. mortgage insurance businesses please disclose the amount of the prior year liability that was re-estimated and quantify any material changes in delinquencies and foreclosures for the books of business which resulted in the increase in prior year reserves.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant